WISeKey International Holding AG (Nasdaq: WKEY) and Columbus Acquisition Corp. (Nasdaq: COLA) Announce Confidential Submission of Draft Registration Statement on Form F-4 in Connection with Proposed Business Combination

Canton of Zug, Switzerland and Singapore – December 29, 2025 - WISeKey International Holding AG (Nasdaq: WKEY) (“WISeKey”) , a global leader in cybersecurity, digital identity, and IoT solutions platform, and Columbus Acquisition Corp. (Nasdaq: COLA) (“Columbus”), a publicly traded special purpose acquisition company, today announced the confidential submission of a draft registration statement on Form F-4 (the “Confidential Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) on December 23, 2025. The Confidential Registration Statement relates to the business combination previously announced on November 10, 2025 (the “business combination”), pursuant to the Business Combination Agreement, as of such date, among Columbus, WISeSat.Space Holdings Corp., a British Virgin Islands business company (“Pubco”), WISeSat.Space Corp., a British Virgin Islands business company (the “WISeSat”) which wholly-owns WISeSat.Space AG, a Swiss company, and the other parties thereto including WISeKey as a Seller (the “Business Combination Agreement”). At the completion of the business combination, each of WISeSat and Columbus will become wholly owned subsidiaries of Pubco. This submission of the Confidential Registration Statement by Pubco marks an important milestone toward the completion of the business combination.

WISESAT OVERVIEW

WISeSat, through its subsidiary WISeSat.Space AG, provides a next-generation satellite platform, developed by WISeKey and WISeSat, designed to deliver secure, cost-effective, and globally accessible IoT connectivity. Leveraging post-quantum cryptographic chips of SEALSQ Corp (NASDAQ: LAES) ("SEALSQ"), a company that focuses on developing and selling semiconductors, PKI, and Post-Quantum technology hardware and software products and also subsidiary of WISeKey, WISeSat satellites are equipped with advanced encryption, authentication, and identity management systems, including WISeKey’s Root of Trust and WISeID. These nanosatellites enable real-time, quantum-resilient communication for industries such as logistics, agriculture, energy, and defense. With support for Hedera distributed ledger technology, WISeSat technology is designed to ensure data integrity and transparency across its decentralized network. The constellation is part of a broader initiative to safeguard digital communications against emerging quantum threats while enabling scalable, autonomous IoT infrastructure from space. WISeSat and its partners have launched 22 satellites in orbit with 14 of these currently operational as part of its Low Earth Orbit (LEO) constellation. WISeSat is actively expanding this network and is aiming to deploy a total of 100 satellites by 2030. These satellites are designed to provide secure, post-quantum IoT connectivity for industries such as agriculture, logistics, defense, and environmental monitoring.

In December 2025, WISeSat successfully launched its next-generation, post-quantum-secure satellite as a proof of concept to validate SEALSQ’s Quantum Shield technology. The satellite was deployed aboard a SpaceX Falcon 9 rocket from Vandenberg Space Force Base in California. Serving as a testbed for a new generation of post-quantum communication protocols from space, the mission represents a pivotal step toward enabling quantum-resilient, satellite-based IoT and device to device connectivity. Building on the results of the current in-orbit tests, WISeSat plans a full-functional satellite launch integrating the QS7001 chipset in Q1 2026. This mission underscores WISeSat’s commitment to pioneering secure, sovereign, and sustainable space communications capable of withstanding the cybersecurity challenges posed by future quantum computing threats.

THE BUSINESS COMBINATION AGREEMENT

As previously announced, pursuant to the Business Combination Agreement, each of Columbus, and WISeSat will become wholly owned subsidiaries of Pubco, a newly formed British Virgin Islands holding company expected to be listed on Nasdaq. In the business combination, all shares of WISeSat will be exchanged for the right to receive shares of Pubco. As a result, upon closing, WISeSat shareholders will receive the number of Pubco shares having an aggregate value of $250 million, plus any applicable transaction financing (as defined therein), divided by $10.00. At the closing of the business combination, each outstanding ordinary share of Columbus that has not been redeemed by its public shareholders in accordance with its organizational documents will convert into one share of Pubco, and every 7 Columbus rights will be eligible to convert into one share of Pubco. In connection with the business combination, Columbus, WISeKey and Pubco are expected to enter into financing arrangements for an aggregate of at least $10.0 million in proceeds. The Business Combination Agreement contemplates that WISeKey may, at its election, distribute immediately after the closing of the business combination up to 10% of the Pubco shares that it receives to its shareholders.

At the closing of the business combination, any cash remaining in Columbus’s trust account after paying redeeming public shareholders of Columbus (and as provided in the Business Combination Agreement), will be contributed to Pubco to support ongoing operations and planned commercialization efforts. The Business Combination Agreement and related transactions have been unanimously approved by the boards of directors of WISeKey, WISeSat and Columbus, and are subject to approval by the shareholders of Columbus and other customary closing conditions. WISeKey also has approved the Business Combination Agreement and related transactions.

A copy of the Business Combination Agreement was filed by Columbus as a Current Report on Form 8-K on November 13, 2025 with the U.S. Securities and Exchange Commission ("SEC"). In connection with the transaction, Pubco plans to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) which will include a proxy statement of Columbus and a prospectus of Pubco.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

ADVISORS

Maxim Group LLC is acting as exclusive financial advisor to WISeKey in connection with the business combination. Ellenoff Grossman & Schole LLP is acting as legal advisor to WISeSat and Pubco. Loeb & Loeb LLP is acting as legal advisor to Columbus.

IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

In connection with the proposed business combination, Pubco plans to file a Registration Statement with the SEC. The Registration Statement has not yet been filed with the SEC as of the date hereof, and the SEC has not declared the Registration Statement effective. Subject to the SEC declaring the Registration Statement effective, its proxy statement/prospectus will thereafter be sent to Columbus shareholders for purposes of voting in a meeting of Columbus shareholders to approve the business combination and related matters. Before making any voting decision, securities holders of Columbus are urged to read the proxy statement/prospectus, when available, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available, because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Investors and other interested persons will be able to obtain free copies of the Registration Statement, its proxy statement/prospectus and exhibits, and all other relevant documents filed or that will be filed with the SEC by Pubco, Columbus and WISeKey through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by WISeKey or Pubco may be obtained free of charge from WISeKey’s website at https://www.wisekey.com/, or by written request to WISeKey, General-Guisan-Strasse 6 Zug, 6300, Switzerland, Attention: Chief Financial Officer. The documents filed by Columbus may be obtained free of charge by written request to Columbus Acquisition Corp, 14 Prudential Tower Singapore, 049712 Singapore.

PARTICIPANTS IN THE SOLICITATION

WISeSat, WISeKey, Pubco and Columbus and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Columbus’s shareholders in connection with the proposed business combination. Information regarding WISeKey’s directors and executive officers is available in its Annual Report on Form 20-F, which was filed with the SEC on April 17, 2025. Information about Columbus’s directors and executive officers and their ownership of Columbus’s securities is set forth in Columbus’s filings with the SEC, including Columbus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 31, 2025. To the extent that holdings of Columbus’s securities have changed since the amounts set forth in Columbus’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement and its proxy statement/prospectus when it becomes available. Shareholders, potential investors, and other interested persons in respect of WISeKey, Pubco and Columbus should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

About WISeSat

WISeSat owns WISeSat.Space AG, a Swiss company, and is headquartered in Zug, Switzerland. WISeSat currently operates as a subsidiary of WISeKey. WISeSat’s nanosatellite constellation is designed to deliver real-time, low-cost, and secure IoT connectivity for sectors including energy, logistics, infrastructure, and climate monitoring. Through advanced encryption and distributed ledger integration, WISeSat enables tamper-proof, decentralized communication frameworks that support critical global applications.

About WISeKey International Holding AG

WISeKey International Holding Ltd (Nasdaq: WKEY; SIX: WIHN) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

About Columbus Acquisition Corp.

Columbus Acquisition Corp. is a blank check company, also commonly referred to as a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. Columbus is led by Fen “Eric” Zhang, Chairman and Chief Executive Officer, and Jie “Janet” Hu, Chief Financial Officer, who are growth-oriented executives with a long track record of value creation across industries.

Forward-Looking Statements

This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by WISeKey and WISeSat and the markets in which each operates, and Columbus’s, WISeKey’s, WISeSat’s and Pubco’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Factors that could cause actual results to differ materially from those currently anticipated are: the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Columbus’s, WISeKey’s or Pubco’s shares; the risk that the transaction may not be completed by Columbus’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Columbus; the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Business Combination Agreement by the shareholders of Columbus; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the effect of the announcement or pendency of the transaction on WISeKey’s or WISeSat’s business relationships, performance, and business generally; risks that the proposed business combination disrupts current plans or operations of WISeKey or WISeSat; the outcome of any legal proceedings that may be instituted against WISeKey, WISeSat, Columbus or Pubco related to the Business Combination Agreement or the proposed business combination; the ability to maintain the listing of Columbus’s securities (which would be Pubco securities) on Nasdaq after the closing of the transaction; after the closing of the business combination, the price of Pubco’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Pubco will operate, variations in performance across competitors, changes in laws and regulations affecting Pubco’s business and changes in its capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities provided by the business combination. These risks have been and may be further impacted by global geopolitical events, such as the war in Ukraine and the Middle East. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding WISeSat’s business (through its subsidiary WISeSat.Space AG) are described in detail in WISeKey’s SEC filings, including in WISeKey’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 17, 2025, and by its subsequent filings with the SEC. Risks regarding Columbus’ business are described in Columbus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 31, 2025, and by its subsequent filings with the SEC, and risks relating the business combination and Pubco will be described in the Registration Statement, when available. The documents and filings are or will become available as described above and the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof, and each of WISeKey, WISeSat, Pubco and Columbus expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in such person’s expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

WISeKey/WISeSat Investor Contact:

Carlos Moreira

Chairman & CEO

Tel: +41 22 594 3000

info@wisekey.com

WISeKey/WISeSat Media Contact:

The Equity Group Inc.

Lena Cati

Tel: +1 212 836-9611

lcati@theequitygroup.com

Columbus Contact

Fen Zhang

Chairman and Chief Executive Officer

Email: eric.zhang@herculescapital.group

Tel: (+1) 949 899 1827